YUKON-NEVADA GOLD CORP. REACHES
STEADY STATE PRODUCTION

Vancouver, BC – August 9, 2010 – Yukon-Nevada Gold Corp.’s (or “the Company”) (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) President and CEO Robert Baldock wishes to advise the market that following its May annual scheduled maintenance shutdown, major maintenance work program and subsequent re-start of the facility, the Company has reached a steady state of plant operation and gold production. This has demonstrated the ability to produce gold for 2010 at an annualized rate of 150,000 ounces per year.

During the shutdown, which was much more comprehensive than a routine maintenance shut down, the company decommissioned its thickener and completely overhauled it, replaced the first of its two quench tanks and completed other major plant and equipment upgrades, all to enable sustainable and increasing gold production.

One deficient item that was discovered during the shutdown overhaul was the need to replace one of the two tertiary cone crushers. Unfortunately it was not possible to obtain a replacement or repair the item in the time frame, this therefore necessitated the temporary shutdown of one side of the tertiary crusher line, reducing the crushing capacity until a replacement was obtained, installed and commissioned. Despite this, the plant still operated during the month of July and produced gold pro-rated at 100,000 ounces per year on an annualized basis.

Chief Operating Officer Graham Dickson confirmed that “subsequent to re-start, the company has produced for the month of July a total of 8,500 ounces of gold with part of the tertiary crusher line down, under less than optimum operating conditions. It is confidently expected that a rate of 12,500 ounces of gold per month is more than sustainable on an ongoing basis”.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations
Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.